Exhibit (a)(1)(J)
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Lynne Farris
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Mark Wilson
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Sybase, Inc. Announces Preliminary Results of Its Tender Offer
Sybase Expects to Acquire 10,714,285 Shares at $28.00 Per Share
Dublin, Calif. — April 8, 2008 —Sybase, Inc. (NYSE:SY), the largest enterprise software and services company exclusively focused on managing and mobilizing information, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., Eastern Time, on Monday, April 7, 2008.
Based on the preliminary count by the depositary for the tender offer, Sybase expects to accept for payment an aggregate of 10,714,285 shares of its common stock at a purchase price of $28.00 per share. These shares represent approximately 12.2% of Sybase’s issued and outstanding shares as of April 7, 2008.
Based on the preliminary count by the depositary for the tender offer, an aggregate of 45,816,451 shares were properly tendered and not withdrawn at a price of $28.00, including approximately 21,212,509 shares that were tendered through notice of guaranteed delivery. The shares expected to be purchased are comprised of the 10,000,000 shares Sybase offered to purchase and an additional 714,285 shares to be purchased pursuant to Sybase’s right to purchase additional shares in the event that the purchase price was less than the maximum of $30.00 and 10,000,000 or more shares were tendered at the tender offer purchase price so that Sybase would repurchase approximately $300,000,000 worth of its outstanding common stock in the tender offer.

This self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 10, 2008, filed with the Securities and Exchange Commission on March 10, 2008, as amended on March 27, 2008. As the preliminary number of shares tendered exceeds the maximum purchase quantity, the actual shares purchased will be prorated per the terms of the offer. The determination of the final number of shares to be used for the proration is subject to confirmation by the depositary.
The number of shares to be purchased and the price per share are preliminary. The determination of the final number of shares to be purchased, the final price per share, and the proration factor are subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.
Merrill Lynch & Co. is the Company’s dealer manager for the tender offer. The information agent is Innisfree M&A Incorporated, and the depositary is American Stock Transfer & Trust Company. Any questions with regard to the tender offer may be directed to the information agent at 877-456-3463.
Forward Looking Statements
This press release contains forward-looking statements. These forward-looking statements include statements regarding Sybase’s expectation regarding the number of shares to be purchased and the price at which such shares will be purchased. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, or the price at which shares are ultimately purchased to differ materially from the number and amount expressed in the forward-looking statements in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Sybase’s expectations as of the date hereof. Sybase undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
About Sybase, Inc.
Sybase is the largest enterprise software and services company exclusively focused on managing and mobilizing information. With our global solutions, enterprises can extend their information securely and make it useful for people anywhere using any device. The world’s most critical data in commerce, finance, government, healthcare, and defense runs on Sybase. For more information, visit the Sybase Website at http://www.sybase.com.

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